SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 25, 2003

AVECIA GROUP plc
(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________ )

Enclosure: Third Quarter Results 2003.

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Avecia Group plc

Financial Statements – September 30, 2003

TABLE OF CONTENTS

Item 1.      Financial Statements

Consolidated Profit and Loss Accounts for the three months and nine months ended September 30, 2003 (unaudited), and for the three months and nine months ended September 30, 2002 (unaudited).

Consolidated Balance Sheets as at September 30, 2003 (unaudited) and as at September 30, 2002 (unaudited).

Consolidated Cash Flow Statements for the three months and nine months ended September 30, 2003 (unaudited) and for the three months and nine months ended September 30, 2002 (unaudited).

Notes to the Financial Statements

Item 2.      Operating and Financial Review

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Avecia Group plc

Unaudited Interim Consolidated Profit and Loss Accounts

	Note	Financial Statements		Financial Statements
		For the 9 months ended September 30, 2003	For the 3 months ended September 30, 2003	For the 9 months ended September 30, 2002	For the 3 months ended September 30, 2002

		£ million	£ million	£ million	£ million

Turnover, including share of joint ventures		391.3	120.1	440.6	146.0
Less: share of joint ventures’ turnover		(9.7)	(2.8)	(10.5)	(3.3)

Group turnover	3	381.6	117.3	430.1	142.7

Operating costs		(421.3)	(115.3)	(416.9)	(138.0)
Other operating income		3.5	1.7	2.6	0.8

Group operating (loss) / profit	3	(36.2)	3.7	15.8	5.5

Share of operating profit of joint ventures		1.4	0.4	2.0	0.5

Exceptional items		14.2	14.1	8.7	(1.8)

(Loss) / profit on ordinary activities before interest and taxation		(20.6)	18.2	26.5	4.2

Interest received		0.8	0.3	1.2	0.3
Interest paid	4	(34.6)	(14.9)	(25.4)	(6.8)

(Loss) / profit on ordinary activities before taxation		(54.4)	3.6	2.3	(2.3)

Taxation on profit / loss on ordinary activities		(2.3)	(1.0)	(4.1)	(0.9)

(Loss) / Profit on ordinary activities after taxation		(56.7)	2.6	(1.8)	(3.2)

Attributable to minority interests		(4.8)	(1.7)	(4.4)	(1.4)

Net (loss) / profit for the period		(61.5)	0.9	(6.2)	(4.6)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Avecia Group plc

Unaudited Interim Consolidated Balance Sheet

	Note	Consolidated Balance Sheet as at September 30, 2003	Consolidated Balance Sheet as at September 30, 2002

		£ million	£ million
Fixed assets
Tangible fixed assets		294.5	341.4
Intangible assets		298.5	355.5
Investments in joint ventures:
Goodwill on joint ventures		10.5	12.4
Share of gross assets		12.6	13.6
Share of gross liabilities		(1.7)	(1.3)

		21.4	24.7

		614.4	721.6

Current assets
Stocks		77.2	94.2
Debtors		106.9	144.3
Cash and cash equivalents		3.6	4.9

Total current assets		187.7	243.4

Total assets		802.1	965.0

Current liabilities
External loans due within less than 1 year	5	(48.5)	(18.6)
Other creditors		(95.3)	(95.0)

Total current liabilities		(143.8)	(113.6)

Net current assets		43.9	129.8

External loans due within more than 1 year	5	(466.9)	(560.4)
Provisions for liabilities and charges		(15.5)	(21.8)
Other creditors due within more than 1 year		(9.8)	(11.3)

Net assets		166.1	257.9

Shareholders equity		127.6	223.8
PIK		38.5	34.1

Total		166.1	257.9

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Avecia Group plc

Unaudited Interim Consolidated Cash Flow Statements

	Consolidated Cash Flow		Consolidated Cash Flow
	For the 9 months ended September 30, 2003	For the 3 months ended September 30, 2003	For the 9 months ended September 30, 2002	For the 3 months ended September 30, 2002

	£ million	£ million	£ million	£ million
Operating income before interest	(36.2)	3.7	15.8	5.5
Depreciation and amortization	88.3	15.3	53.9	17.9

Decrease / (Increase) in inventories	(4.1)	(3.1)	(1.1)	1.7
Decrease / (increase) in trade receivables and other assets	3.2	(1.3)	(8.0)	16.8
(Decrease) / increase in accounts payable, accrued expenses and trade provisions	(14.7)	(7.3)	4.3	(6.6)

Other cash and non-cash movements	1.1	(1.5)	0.2	0.2

Net cash inflow from operating activities	37.6	5.8	65.1	35.5

Returns on investments and servicing of finance
Dividends received from associates	1.1	—	3.0	—
Interest received	0.8	0.3	1.2	0.3
Interest paid	(43.7)	(19.0)	(51.1)	(21.2)

Net cash outflow from returns on investment and servicing of finance	(41.8)	(18.7)	(46.9)	(20.9)

Taxation	(0.2)	(0.2)	(2.8)	(1.3)

Capital expenditure and financial investments
Cash expenditure on fixed assets	(39.3)	(14.4)	(30.7)	(10.4)
Disposals of fixed assets	0.5	0.3	0.2	—

Net cash outflow from capital expenditure and financial investments	(38.8)	(14.1)	(30.5)	(10.4)

Acquisitions and disposals
Payments in respect of acquisitions	(1.9)	—	(1.9)	—
Disposals of other investments	79.6	59.1	204.9	(5.5)
Net cash disposed of	(0.1)	(0.1)	(3.7)	—

Net cash (outflow) / inflow from acquisitions and disposals	77.6	59.0	199.3	(5.5)

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Avecia Group plc

Unaudited Interim Consolidated Cash Flow Statements

	Consolidated Cash Flow		Consolidated Cash Flow
	For the 9 months ended September 30, 2003	For the 3 months ended September 30, 2003	For the 9 months ended September 30, 2002	For the 3 months ended September 30, 2002

	£ million	£ million	£ million	£ million
Financing
Repayment of finance lease capital	(0.7)	(0.2)	(0.7)	(0.2)
External Loans received / (repaid)	(46.3)	(30.3)	(191.2)	—

Net cash (outflow) / inflow from financing	(47.0)	(30.5)	(191.9)	(0.2)

Net (decrease) / increase in cash	(12.6)	1.3	(7.7)	(2.8)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements

1.      Basis of preparation

The unaudited interim combined and consolidated financial statements have been prepared in accordance with the basis of preparation and accounting policies adopted in the combined financial statements set out in the Form 20-F for the period ended December 30, 2002.

The information contained in the following notes to the unaudited interim consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly the unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements set out in the Form 20-F for the period ended December 30, 2002.

The interim consolidated financial statements included herein are unaudited. They include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position of Avecia Group plc as at September 30, 2003 and September 30, 2002 and the results of operations and cash flows for the three and nine months ended September 30, 2003 and September 30, 2002. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

2.      Accounting policies

Basis of accounting
The financial statements are prepared under the historical cost convention and in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). These accounting principles differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP).

Depreciation and amortization
Avecia policy is to write off the book value of each tangible fixed asset evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets, including patents, acquired are capitalized and depreciated over their useful lives (not exceeding 20 years) in line with the benefits accruing. If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Environmental liabilities
Avecia is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the net asset statement or balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising on combining the net investments in overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions is capitalized and amortized over its estimated useful life (generally not exceeding 20 years).

Investments
A joint venture is an entity in which Avecia holds an interest on a long-term basis and which is jointly controlled by Avecia and one or more other venturers under a contractual agreement.

Avecia’s share of the profits less losses of all significant joint ventures is included in the Avecia profit and loss account using the equity accounting method. The holding value of significant joint ventures in the Avecia net asset statement is calculated by reference to Avecia equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Fixed asset investments, other than in joint ventures and associates, are stated at cost less provision for any impairment.

Leases
Assets held under finance leases are capitalized and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Post-retirement benefits
The pension costs relating to UK retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans, which it is intended should remain a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regularpension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans. Retirement plans of non-UK subsidiary undertakings are accounted for in accordance with local conditions and practice. With minor exceptions, these subsidiary

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

undertakings recognize the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries. The costs of providing post-retirement benefits other than pensions, principally healthcare, are charged to the profit and loss account on a consistent basis over the average service lives of employees. Such costs are assessed in accordance with the advice of independent qualified actuaries.

Research and development and advertising
Research and development and advertising expenditure is charged to profit in the year in which it is incurred.

Taxation
The charge for taxation is based on the profits for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognised to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Stock valuation
Finished goods are stated at the lower of cost and net realizable value and raw materials and other stocks at the lower of cost or replacement price. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realizable value is determined as selling price less costs of disposal.

Turnover
Turnover excludes intra-business turnover and value added taxes.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assetsand liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segmental turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer.

Fair values of financial instruments
Financial instruments principally comprise amounts included within current assets and liabilities, which are generally short term in nature, and accordingly their fair values approximate to their book values.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

3.      Segmental information

Classes of business:
The following tables analyse sales, operating profit, depreciation and amortization by business segment.

		Consolidated Financial Statements for the 9 months ended September 30, 2003	Consolidated Financial Statements for the 3 months ended September 30, 2003	Consolidated Financial Statements for the 9 months ended September 30, 2002	Consolidated Financial Statements for the 3 months ended September 30, 2002

		£ million	£ million	£ million	£ million
	Sales
	Electronic Materials	45.1	15.9	48.2	19.3
	Fine Chemicals	91.4	24.1	119.4	39.9
	Specialty Products	102.4	30.3	124.5	37.7
	NeoResins	134.9	44.6	130.0	43.4
	UK Manufacturing	7.8	2.4	8.0	2.4

		381.6	117.3	430.1	142.7

	Operating profit / (loss)
	Electronic Materials	2.5	2.0	1.0	3.0
	Fine Chemicals	(46.3)	(6.3)	(4.3)	(2.6)
	Specialty Products	20.2	5.0	24.5	7.6
	NeoResins	22.6	8.2	23.2	6.9
	UK Manufacturing	0.4	0.1	0.9	0.3
	Other	(35.6)	(5.3)	(29.5)	(9.7)

		(36.2)	3.7	15.8	5.5

	Depreciation and Amortization
	Electronic Materials	4.8	1.6	5.3	1.7
	Fine Chemicals	38.6	3.2	15.0	5.0
	Specialty Products	3.5	1.0	4.5	1.4
	NeoResins	4.8	1.6	4.9	1.6
	UK Manufacturing	0.8	0.2	0.9	0.3
Other:	Goodwill amortization	34.9	7.1	21.7	7.1
	Depreciation	0.9	0.6	1.6	0.8

		88.3	15.3	53.9	17.9

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Geographic areas:
The table below shows information by geographic area in which turnover and profits are generated. An analysis of turnover by customer location is also given.

	Consolidated Financial Statements for the 9 months to September 30, 2003	Consolidated Financial Statements for the 3 months to September 30, 2003	Consolidated Financial Statements for the 9 months to September 30, 2002	Consolidated Financial Statements for the 3 months to September 30, 2002

	£ million	£ million	£ million	£ million
Turnover by customer location
United Kingdom	41.5	9.9	70.3	20.1
Continental Europe	133.8	41.8	117.8	40.0
The Americas	150.0	48.1	182.6	57.9
Asia, Africa and Australasia	56.3	17.5	59.4	24.7

Total	381.6	117.3	430.1	142.7

Turnover by supplier location
United Kingdom	103.2	27.8	117.3	37.4
Continental Europe	100.4	34.3	94.9	32.7
The Americas	145.9	44.8	183.7	57.9
Asia, Africa and Australasia	32.1	10.4	34.2	14.7

Total	381.6	117.3	430.1	142.7

Operating Profit / (Loss)
United Kingdom	(15.8)	1.8	(12.8)	(13.2)
Continental Europe	(17.5)	0.4	16.0	15.6
The Americas	(3.9)	1.1	12.3	1.9
Asia, Africa and Australasia	1.0	0.4	0.3	1.2

Total	(36.2)	3.7	15.8	5.5

4.	Interest Paid
	Consolidated Financial Statements for the 9 months to September 30, 2003	Consolidated Financial Statements for the 3 months to September 30, 2003	Consolidated Financial Statements for the 9 months to September 30, 2002	Consolidated Financial Statements for the 3 months to September 30, 2002

	£ million	£ million	£ million	£ million

External interest paid	39.3	12.7	43.2	13.8
Revaluation (credited) / charged to interest	(8.3)	1.0	(22.6)	(7.9)
Fee amortization	3.6	1.2	4.8	0.9

Total	34.6	14.9	25.4	6.8

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

5.      Analysis of Debt

	Consolidated Financial Statements as at September 30, 2003	Consolidated Financial Statements as at September 30, 2002

	£ million	£ million

External loans due within less than 1 year	48.5	18.6
External loans due after more than 1 year	466.9	560.4

	515.4	579.0

Analysis of debt shown net of un-amortized issuance costs:

	Consolidated Financial Statements as at September 30, 2003

	£ million	£ million
	Gross	Net
Term A Loan	108.9	103.3
Term B Loan	38.8	38.2
Term C Loan	37.5	36.5
High Yield Bond	325.5	315.4
Revolver Credit Facility	22.0	22.0

	532.7	515.4

	Consolidated Financial Statements as at September 30, 2003

	£ million	£ million
	Gross	Net
In one year or less, or on demand	52.7	48.5
Between one and two years	33.2	29.1
Between two and three years	45.0	41.4
Between three and four years	38.8	36.9
Between four and five years	37.5	35.6
In five years or more	325.5	323.9

	532.7	515.4

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Avecia Group plc

Management’s Discussion and Analysis of Financial Conditions and Results of Operations – (continued)

Introduction

Set forth below is a discussion of the financial condition and results of operations for the Group for the nine month period ending September 30, 2003. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the nine month period ended September 30, 2003 included herein.

Financial Results

Turnover
Total historical turnover excluding joint ventures decreased from £430.1 million for the nine months ended September 30, 2002 to £381.6 million for the nine months ended September 30, 2003, a decrease of 11.3%.

Set forth below is a discussion of turnover for each of our principal businesses.

Electronic Materials’ turnover decreased from £48.2 million for the nine months ended September 30, 2002 to £45.1 million for the nine months ended September 30, 2003, a decrease of 6.5%. Electronic Materials’ turnover decreased from £19.3 million for the three months ended September 30, 2002 to £15.9 million for the three months ended September 30, 2003, a decrease of 17.7%, Electronic Materials’ sales have decreased mainly due to lower customer demand for ink jet printing consumables and adverse exchange effects.

Fine Chemicals’ turnover decreased from £119.4 million for the nine months ended September 30, 2002 to £91.4 million for the nine months ended September 30, 2003, a decrease of 23.4%. Fine Chemicals’ turnover decreased from £39.9 million for the three months ended September 30, 2002 to £24.1 million for the three months ended September 30, 2003, a decrease of 39.7%. Fine Chemicals turnover has decreased due to a decline in demand for pharmaceutical custom large-scale manufacturing, lower manufacture of DNA medicines caused by preparations for GMP validation and manufacture, and the disposal of the Intermediates & Stabilizers business.

Specialty Products’ turnover decreased from £124.5 million for the nine months ended September 30, 2002 to £102.4 million for the nine months ended September 30, 2003, a decrease of 17.7%. Specialty Products’ turnover decreased from £37.7 million for the three months ended September 30, 2002 to £30.3 million for the three months ended September 30, 2003, a decrease of 19.5%. Specialty Products’ turnover decrease is mainly due to the exit from the Pigments business at the end of 2002 and from the Metal Extraction business in July 2003, combined with adverse exchange effects.

NeoResins’ turnover increased from £130.0 million for the nine months ended September 30, 2002, to £134.9 million for the nine months ended September 30, 2003, an increase of 3.7%. NeoResins’ turnover increased from £43.4 million for the three months ended September 30, 2002, to £44.6 million for the three months ended September 30, 2003, an increase of 2.9%. NeoResins’ increase in turnover reflects positive exchange rate impacts combined with increased customer demand for adhesive and graphics arts products from customers in the Americas.

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Avecia Group plc

Management’s Discussion and Analysis of Financial Conditions and Results of Operations – (continued)

Operating costs
Operating costs increased from £416.9 million for the nine months ended September 30, 2002 to £421.3 million for the nine months ended September 30, 2003. This increase reflects impairment charges taken against goodwill and fixed assets totalling £39.5 million in the three months to June 30, 2003, offset by reductions caused by the exit from the Pigments business in 2002. Operating costs decreased from £138.0 million for the three months ended September 30, 2002 to £115.3 million for the three months ended September 30, 2003. This decrease mainly reflects the exit from the Pigments business in 2002 and the Metal Extraction Products and Intermediates & Stabilizers businesses in 2003. In addition operating costs reductions arose from the voluntary severance programme commenced at the end of 2002.

Operating profit / (loss)
Total operating results decreased from £15.8 million profit for the nine months ended September 30, 2002 to £36.2 million loss for the nine months ended September 30, 2003. Total operating results decreased from £5.5 million profit for the three months ended September 30, 2002 to £3.7 million profit for the three months ended September 30, 2003.

Electronic Materials’ operating results increased from £1.0 million profit in the nine months ended September 30, 2002, to £2.5 million profit for the nine months ended September 30, 2003. Electronic Materials’ operating results decreased from £3.0 million profit in the three months ended September 30, 2002, to £2.0 million profit for the three months ended September 30, 2003. The change in profits was mainly due to the reduced sales noted above offset by reduced costs of goods sold due to lower materials prices and improved efficiency.

Fine Chemicals’ operating results decreased from a loss of £4.3 million for the nine months ended September 30, 2002, to a loss of £46.3 million for the nine months ended September 30, 2003 mainly due to an impairment charge taken against fixed assets, combined with the reduced sales noted above. Fine Chemicals’ operating results decreased from a loss of £2.6 million for the three months ended September 30, 2002, to a loss of £6.3 million for the three months ended September 30, 2003 mainly due to the reduced sales noted above.

Specialty Products’ operating profit decreased from a profit of £24.5 million for the nine months ended September 30, 2002 to a profit of £20.2 million for the nine months ended September 30, 2003. Specialty Products’ operating profit decreased from £7.6 million profit for the three months ended September 30, 2002 to £5.0 million profit for the three months ended September 30, 2003. The decrease in operating profits was mainly due to the reduced sales noted above and adverse exchange rates.

NeoResins’ operating profit decreased from a profit of £23.2 million for the nine months ended September 30, 2002 to £22.6 million for the nine months ended September 30, 2003, with the increased sales noted above offset by increases in raw material and shipping costs. NeoResins’ operating profit increased from £6.9 million for the three months ended September 30, 2002 to £8.2 million for the three months ended September 30, 2003, reflecting the increased sales noted above combined with close control of costs.

Central costs, including goodwill amortisation, increased from £29.5 million for the nine months ended September 30, 2002 to £35.6 million for the nine months ended September 30, 2003, due to additional amortisation of goodwill of £12.5 million.

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Avecia Group plc

Management’s Discussion and Analysis of Financial Conditions and Results of Operations – (continued)

Share of operating profit from joint ventures
Our pro-rata share of the earnings from both of our Image Polymers joint ventures decreased from £2.0 million for the nine months ended September 30, 2002, to £1.4 million for the nine months ended September 30, 2003. Our pro-rata share of the earnings from both of our Image Polymers joint ventures decreased from £0.5 million for the three months ended September 30, 2002, to £0.4 million for the three months ended September 30, 2003.

Exceptional Items
On July 31, 2003 Avecia sold the Metal Extraction Products (MEP) and Intermediates & Stabilizers (I&S) businesses to Cytec Industries Inc. The initial consideration receivable was US$97 million in cash. Under the agreement, Cytec acquired substantially all of the assets and liabilities of thebusinesses including the majority of assets at Avecia’s Mount Pleasant site, Tennessee. The MEP business formed part of the Specialty Products portfolio and the I&S business formed part of the Fine Chemicals segment. Net proceeds from the sale of these businesses were used primarily to repay a portion of the Senior Secured Credit Facility. Avecia is continuing to pursue asset sales where appropriate prices can be obtained for specific businesses, and may dispose of business segments in the future. At the present time no agreements have been reached on the disposal of any further businesses or assets.

Profit on ordinary activities before interest and tax
The net profit decreased from £26.5 million profit for the nine months ended September 30, 2002 to £20.6 million loss for the nine months ended September 30, 2003. The net profit increased from £4.2 million for the three months ended September 30, 2002 to £18.2 million for the three months ended September 30, 2003.

Net interest
Net interest expense for the nine months to September 30, 2003 was £33.8 million, compared to a net expense of £24.2 million for the nine months to September 30, 2002. Net interest expense for the three months to September 30, 2003 was £14.6 million, compared to a net expense of £6.5 million for the three months to September 30, 2002. After allowing for the effects of unrealized exchange differences and reduced fee amortisation, there is a decrease in net interest expense as a result of lower bank debt, repayments having been made.

Taxation
The charge for taxation for the nine months to September 30, 2003 was £2.3 million against a charge of £4.1 million for taxation in the nine months to September 30, 2002. The charge for taxation for the three months to September 30, 2003 was £1.0 million against a charge of £0.9 million for the three months to September 30, 2002.

Liquidity and capital resources
Cash generated from operations totalled £37.6 million inflow for the nine months to September 30, 2003 compared to £65.1 million inflow for the nine months to September 30, 2002. Operating income plus depreciation and amortization was £52.1 million in the nine months to September 30, 2003 compared to £69.7 million in the nine months to September 30, 2002. Working capital outflows in the nine months to September 30, 2003 were £15.6 million compared to outflows of £4.8 million in the nine months to September 30, 2002.

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Avecia Group plc

Management’s Discussion and Analysis of Financial Conditions and Results of Operations – (continued)

The Group’s net cash requirement for servicing debt in the nine months of operation ended September 30, 2003 was £42.9 million comprising interest income of £0.8 million and interest paid of £43.7 million. The Group’s net cash requirement for servicing debt in the three months of operation ended September 30, 2003 was £18.7 million.

Cash capital expenditure in the nine months to September 30, 2003 was £39.3 million compared with a total of £30.7 million in the nine months to September 30, 2002, with the increase reflecting the construction of the new Advanced Biologics Centre in the UK.

In the nine months to September 30, 2003 the cash outflow for taxation was £0.2 million. In the nine months to September 30, 2002 the cash outflow for taxation was £2.8 million. In the three months to September 30, 2003 the cash outflow for taxation was £0.2 million. In the three months to September 30, 2002 the cash outflow for taxation was £1.3 million.

In the nine months to September 30, 2003 the Group made payments of £1.9 million in respect of the acquisition of subsidiaries. This represents the deferred amounts due as part of the purchase of Covion.

In the nine months to September 30, 2003 the Group received £79.6 million relating to the disposal of subsidiaries. This comprised the deferred proceeds from the disposal of the Stahl business, completed in January 2002, as well as the consideration for the disposal of the Metal Extraction and Intermediates and Stabilisers businesses discussed above.

In total, the above factors contributed to a net decrease in cash in the nine months to September 30, 2003 of £12.6 million. For the nine months to September 30, 2002 the net decrease in cash was £7.7 million.

At September 30, 2003 the group had outstanding external borrowings of £532.7 million, gross of capitalised issue costs, comprising £325.5 million of 11% Senior Notes due 2009, £108.9 million of Senior Secured Credit Facility repayable in semi-annual instalments between 2003 and 2006 (Term Loan A), £38.8 million of Senior Secured Credit Facility repayable in 2007 (Term Loan B), £37.5 million of Senior Secured Credit Facility repayable in 2008 (Term Loan C). Of the £100 million Senior Secured Revolving Credit, available until 2006, £2.0 million has been utilized as at September 30, 2003 to provide guarantee facilities, and £16.5 million has been utilized as at September 30, 2003 to provide overdraft facilities. As at September 30, 2003 £22.0 million of the remaining facility has been utilized.

The group is required to make scheduled principal repayments of approximately £15 million on the Senior Debt in December 2003, and further prepayments of £30 million during 2004.

The principal sources of funds continues to be the cash flows generated from operating activities and utilization of the undrawn Senior Secured Revolving Credit Facility and overdraft facilities discussed above, currently amounting to £76 million.

The Senior Secured Credit Facility requires the Group to operate within certain financial ratios, including:

(i)	a ratio of Consolidated EBITDA to Consolidated Net Interest Charges (as defined in the Credit Agreement)
(ii)	a ratio of Adjusted Cash Flow to Relevant Expenditure (as defined in the Credit Agreement)
(iii)	a ratio of Net Senior Debt to Consolidated EBITDA (as defined in the Credit Agreement)
(iv)	a maximum limitation on capital expenditure in each financial year.

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Avecia Group plc

Management’s Discussion and Analysis of Financial Conditions and Results of Operations – (continued)

These ratios are tested periodically (quarterly, half-yearly, or annually depending on each covenant) and compliance confirmed to the lenders under the Senior Secured Credit Facility. The limits applicable to the financial ratios for each period were set out in the original Credit Agreement and are varied from time to time with the formal agreement of the lenders under the Senior Secured Credit Facility. Avecia has not breached these financial ratio limits as at September 30, 2003.

Avecia’s ability to comply with these financial ratios in the future will depend on its operating performance and level of indebtedness. Avecia may not be able to maintain compliance with the financial ratios under the Senior Secured Credit Facility on 31 December 2003 and it intends to enter promptly into discussions with the lenders under the Facility to ensure that the Credit Facility agreement is amended or appropriate waivers obtained if these are required.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avecia Group plc

Date: November 25, 2003	By:	/s/: Derrick Nicholson
	Name:	Derrick Nicholson
	Title:	Finance Director